WRITERS’ GROUP FILM CORP.
8200 Wilshire Blvd., Suite 200, Beverly Hills, CA 90211
Phone: (310) 461-3737
Facsimile (310) 496-0350

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	Writers’ Group Film Corp. Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-192021)

Ladies and Gentlemen:

On October 31, 2013, Writers’ Group Film Corp., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-192021) (together with the exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting such withdrawal because it intends to file a Registration Statement on Form S-1 to replace the Registration Statement in response to the comments received in correspondence from SEC staff dated November 18, 2013. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

Please address any questions you may have to Lorin A. Rosen, Esq. at LAR Law Group P.C., 6 Butler Court, Centereach, New York 11720, telephone number (877) 570-2620, e-mail: larlawgroup@gmail.com.

Thank you for your assistance with this matter.

WRITERS’ GROUP FILM CORP.

By:	/s/ Eric Mitchell
Eric Mitchell, President

cc:	Securities and Exchange Commission
Don Field
Max A. Web